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08032477

SEC... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36876

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seacoast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

753 S. E. Port St. Lucie Blvd.
(No. and Street)

Port St. Lucie, (City) Florida (State) 34984 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Elvidge, Sr. (772) 286-7323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA, PA
(Name – *if individual, state last, first, middle name*)

Post Office Box 7330 (Address) Vero Beach (City) Florida (State) 32961 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Elvidge, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seacoast Investor Services, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAEYN E. RIDGELY
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Florida Notary Assn., Inc

Signature

Chairman of the Board

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C.P.A.
SALLIE C. WATSON, C.P.A.

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

August 13, 2008

Seacoast Investor Services, Inc.
Port St. Lucie, Florida

In planning and performing our audit of the financial statements of Seacoast Investor Services, Inc. for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulating Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT
CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)
DATE: June 30, 2008

Seacoast Investor Services, Inc.
(Name of Respondent)

753 S. E. Port St. Lucie Boulevard
Port St. Lucie, Florida 34984
(Address of principal executive office)

Paul Elvidge, Sr., Chairman of the Board
Seacoast Investor Services, Inc.
753 S. E. Port St. Lucie Blvd.
Port St. Lucie, Florida 34984
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SEACOAST INVESTOR SERVICES, INC.
Stuart, Florida

INDEPENDENT AUDITORS' REPORT AND

ANNUAL AUDITED REPORT

June 30, 2008 and 2007

Audited Financial Statements
and Schedules

SEACOAST INVESTOR SERVICES, INC.

June 30, 2008 and 2007

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C.P.A.
SALLIE C. WATSON, C. P. A.

Member
American Institute of
Certified Public Accountants

Florida Institute Of
Certified Public Accountants

August 13, 2008

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Seacoast Investor Services, Inc.
Port St. Lucie, Florida

We have audited the accompanying statements of financial condition of Seacoast Investor Services, Inc., as of June 30, 2008 and 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seacoast Investor Services, Inc., as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

For the Years Ended June 30, 2008 and 2007

ASSETS

	2008	2007
Cash	$ 24,176	$ 25,095
Interest bearing clearing deposit - clearing broker	50,744	50,744
Due from clearing broker - other	115,977	108,373
Prepaid expenses and other assets	8,505	6,348
Furniture, fixtures, leasehold improvements and office equipment, at cost, net of accumulated depreciation of $78,896 and $80,463	17,817	12,034
	$ 217,219	$ 202,594

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accounts payable and accrued liabilities	$ 43,577	$ 37,691
Income taxes payable, deferred	2,058	2,058
Subordinated loans - Stockholder	100,000	100,000
Total liabilities	145,635	139,749
Stockholder's Equity:		
Common stock, no par value, authorized 100 shares; issued and outstanding 100 shares	585,438	303,000
Retained earnings (accumulated deficit)	(513,854)	(240,155)
Total stockholder's equity	71,584	62,845
	$ 217,219	$ 202,594

SEACOAST INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2008 and 2007

Note 1 – Organization and Summary of Significant Accounting Policies:

Organization:

Seacoast Investor Services, Inc. (The Company) was incorporated on October 22, 1986 under the laws for the State of Florida to engage in broker/dealer activities. The Company commenced operations in February, 1987 upon receiving regulatory approval.

The Company has a clearing agreement with Pershing, LLC (Pershing) whereby Pershing will clear transactions for the Company's customers and will carry the accounts of such customers on a fully-disclosed basis as customers of Pershing. Accordingly, the Company will not carry customers' accounts or receive, deliver or hold cash in connection with such transactions.

Summary of Significant Accounting Policies:

Commission Revenue and Expenses - Commission revenue and expenses from customer security transactions are recorded on a trade-date basis.

Furniture, Fixtures, Leasehold Improvements and Equipment - Furniture, fixtures, leasehold improvements and equipment are carried at cost and are presented net of accumulated depreciation which is calculated using the straight line accelerated methods over the estimated useful lives of the assets.

Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are provided for temporary differences in reporting certain items of income and expense (principally depreciation), which are recognized for financial accounting in one period and for income tax purposes in another period.

Note 2 - Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k) (2) (ii) of that rule.

Note 3 - Furniture, Fixtures, Leasehold Improvements and Equipment:

Furniture, fixtures, leasehold improvements and equipment consist of the following:

	2008	2007
Furniture and fixtures, at cost	$ 11,258	$ 3,908
Leasehold improvements, at cost	16,699	16,699
Office equipment, at cost	70,323	70,323
	98,280	90,930
Less: Accumulated depreciation	80,463	78,896
	$ 17,817	$ 12,034

Note 4 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain net capital, as defined, under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness as defined, to net capital exceeds 10 to 1. During 1991, the Company requested and received approval to engage in "firm commitment" under writings as a selling group participant. This approval causes the Company to now operate under subparagraph (a)(1) of Rule 15c3-1. The net capital of the Company as of June 30, 2008 and 2007 was $145,262 and $144,463 and its minimum net capital requirement was $100,000 at June 30, 2008 and 2007. The ratio of aggregate indebtedness to net capital for 2008 and 2007 was .31 to1 and .28 to 1, respectively.

Note 5 – Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements with the sole stockholder at June 30, 2008 and 2007 are as follows:

	2008	2007
Balance, June 30	$ 100,000	$ 100,000

Note 6 – Commitments and Contingencies:

During the year ended June 30, 2007, the Company rented its office facilities and warehouse under month to month agreements. In August, 2007 the Company executed a non-cancelable two-year lease of office facilities. Rent is payable monthly in the amount of $2,752.82. The minimum future lease commitment, including expected renewals for the next five years, is as follows:

June 30, 2009	$ 33,034
June 30, 2010	33,034
June 30, 2011	33,034
June 30, 2012	33,034
June 30, 2013	33,034
	$ 165,170

Rent expense for the years ended June 30 2008 and 2007 was $58,527 and $50,252, respectively.

In connection with a NASD dispute arbitration, in January, 2008 the Company entered into a Release and Settlement Agreement, under the terms of which the Company agreed to pay a total of $57,500 for settlement of the dispute and release from all damages claimed under the complaint. Pursuant to the terms of the agreement, the Company paid $52,500 upon execution of the agreement, with the remaining $5,000 due on or before December 31, 2008. The total settlement amount is included in "other operating expense" on the statements of income, and the balance due is included in "accounts payable and accrued liabilities" on the statements of financial condition.

Note 7 – Income Taxes:

The components of income tax expense (benefit) for 2008 and 2007 are as follows:

	2008	2007
Current income taxes payable	$ -	$ -
Current income taxes	-	-
Deferred income taxes payable	-	-
Income Tax Expense	$ -	$ -

A net operating loss of $519,450 is available for carryover to apply against future taxable income in years after June 30, 2008. This loss is not expected to result in refundable income taxes in the next twelve months. The net operating loss expires on June 30, 2028.

END